UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Whole Earth Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96684W100

(CUSIP Number)

April 6, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96684W100

1	Names of Reporting Persons Martin E. Franklin Revocable Trust
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,232,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,232,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,232,380
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.8%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 96684W100

1	Names of Reporting Persons Sir Martin E. Franklin
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,232,380
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,232,380

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,232,380
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.8%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Whole Earth Brands, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

125 S. Wacker Drive, Suite 3150, Chicago, Illinois 60606

Item 2.

(a)	Name of Person Filing:

This statement is filed by (i) the Martin E. Franklin Revocable Trust (the “Franklin Trust”) and (ii) Sir Martin E. Franklin (“Franklin” and together with the Franklin Trust, collectively referred to as the “Reporting Persons”), the settlor and trustee of the Franklin Trust.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Mariposa Capital, 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139.

(c)	Citizenship:

The Franklin Trust is organized under the laws of the State of Florida. Franklin is a citizen of the United Kingdom.

(d)	Title and Class of Securities:

Common stock, par value $0.0001 per share

(e)	CUSIP No.:

96684W100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

	Martin E. Franklin Revocable Trust:	3,232,380
	Sir Martin E. Franklin:	3,232,380

(b)	Percent of Class:
	Martin E. Franklin Revocable Trust:	7.8%
	Sir Martin E. Franklin:	7.8%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote: 0

	(ii) Shared power to vote or to direct the vote:

	Martin E. Franklin Revocable Trust:	3,232,380
	Sir Martin E. Franklin:	3,232,380

	(iii) Sole power to dispose or to direct the disposition of: 0

	(iv) Shared power to dispose or to direct the disposition of:

	Martin E. Franklin Revocable Trust:	3,232,380
	Sir Martin E. Franklin:	3,232,380

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below each Reporting Person certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2022

MARTIN E. FRANKLIN REVOCABLE TRUST

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Settlor and Trustee of the Martin E. Franklin Revocable Trust

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin